Filed by Montage Resources Corporation

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Montage Resources Corporation

(Commission File No.: 001-36511)

On August 19, 2020, Montage Resources Corporation (the “Company”) sent a communication in the following form relating to the Company’s pending merger with Southwestern Energy Company to certain of the Company’s employees.

August 19, 2020

Dear [Name],

We are pleased to inform you that the Compensation Committee (the “Compensation Committee”) of the Board of Directors of Montage Resources Corporation (the “Company”) has selected you to participate in the Company’s recently adopted 2020 Bonus Protection Plan and Change of Control Severance Plan (together, the “Plans”). Copies of the Plans are enclosed with this letter. Capitalized terms used but not otherwise defined in this letter have the respective meanings given to them in the Plans.

The purpose of the Plans is to incentivize certain employees of the Company to remain employed with the Company (or one of its subsidiaries) and to contribute fully to the Company’s business and success and to ensure continuity and minimize any business disruption arising in connection with the recently announced merger transaction (the “Merger”) between the Company and Southwestern Energy Company (“Southwestern”). As we previously communicated to you, the Merger is expected to be consummated in the fourth quarter of 2020. The closing of the Merger is referred to in this letter as the “Closing” and the date on which the Closing occurs is referred to in this letter as the “Closing Date.”

Please read each Plan carefully and do not hesitate to reach out to Paul Johnston (XXX-XXX-XXXX), Frank Day (XXX-XXX-XXXX) or Nicole Thurmond (XXX-XXX-XXXX) if you have any questions.

2020 Bonus Protection Plan

Generally, the 2020 Bonus Protection Plan provides that, if the Merger is consummated and you remain continuously employed by the Company (or one of its subsidiaries) through immediately prior to the Closing, you will be entitled to a cash bonus for fiscal year 2020 in an amount equal to your 2020 target bonus percentage multiplied by your Base Compensation, prorated based on the number of calendar days that have elapsed between January 1, 2020 (or your date of hire if you were hired in 2020) and the Closing Date.

Your 2020 target bonus percentage under the 2020 Bonus Protection Plan is [__]%. As an example, assuming the Closing Date is November 15, 2020, your 2020 Cash Bonus Amount will be $[____], which amount will be paid to you, net of applicable tax withholding obligations, within 30 days following the Closing Date. As noted in the preceding paragraph, your actual 2020 Cash Bonus Amount will depend on the actual Closing Date.

Receipt of your 2020 Cash Bonus Amount is subject to the terms and conditions of the 2020 Bonus Protection Plan.

[Name 1] [Name 2]

August 19, 2020

Change of Control Severance Plan

Generally, the Change of Control Severance Plan provides that, if you incur an Involuntary Termination during the Protection Period following the Closing Date, you will be entitled (subject to your execution of a release of claims) to (i) a Cash Severance payment and (ii) reimbursement of COBRA Reimbursement Amounts for a designated number of months following your Employment Termination Date. The amount of the Cash Severance payment and the number of months you are eligible to receive COBRA Reimbursement Amounts depend on your classification as a Level I, II or III Participant under the Change of Control Severance Plan. For purposes of the Change of Control Severance Plan, the Protection Period is the twelve (12) month period beginning on the Closing Date.

The Compensation Committee has designated you as a Level [    ] Participant under the Change of Control Severance Plan and you would therefore be eligible for a Cash Severance payment equal to [        ] months of your Base Compensation, which, based on your Base Compensation as of the date of this letter, equals $[            ], and your Cobra Reimbursement Period would be the [        ] month period following your Employment Termination Date, if you incur an Involuntary Termination during the Protection Period, subject to the terms and conditions of the Change of Control Severance Plan.

For the avoidance of doubt, if your employment is terminated by the Company for Cause, or if you voluntarily terminate your employment without Good Reason, you will not be entitled to any Cash Severance or COBRA reimbursement under the Change of Control Severance Plan.

Outstanding Company Equity Awards

Enclosed with this letter is a schedule of all of your currently outstanding equity awards under the Company’s 2014 Long-Term Incentive Plan and/or the Company’s 2019 Long-Term Incentive Plan.

Restricted Stock Units. Pursuant to the Merger Agreement between the Company and Southwestern (the “Merger Agreement”), all of your unvested Restricted Stock Units (“RSUs”) outstanding immediately prior to the Closing will be converted into a substantially similar award (an “Assumed RSU Award”) with respect to a number of shares of common stock of Southwestern equal to the product of (i) the number of unvested RSUs multiplied by (ii) 1.8656, which is the “Exchange Ratio” specified in the Merger Agreement (rounded to the nearest whole share). Generally, if, following the Closing, you incur an Involuntary Termination (as defined in the underlying Restricted Stock Unit Award Agreement), then all of your unvested Restricted Stock Units under the Assumed RSU Award will immediately and fully vest and Southwestern may elect, in its discretion, to settle such vested RSUs in shares of Southwestern common stock or in cash.

Performance Units. Generally, if you have received an award of Performance Units (“PSUs”), all of your outstanding and unvested PSUs will, effective immediately prior to the Closing, vest to the extent earned in accordance the terms of the underlying Performance Unit Award Agreement(s), and Southwestern may elect, in its discretion, to settle such vested PSUs in shares of Southwestern common stock or in cash.

For the avoidance of doubt, if your employment is terminated by the Company for Cause, or if you voluntarily terminate your employment without Good Reason (as such terms are defined in the

[Name 1] [Name 2]

August 19, 2020

underlying Restricted Stock Unit Award Agreement or Performance Unit Award Agreement), your outstanding and unvested RSUs and PSUs will be forfeited. In addition, the terms of this letter do not amend or alter the terms of either plan (and in the event of a conflict, the terms of the respective plan shall govern).

Please do not hesitate to contact Paul, Frank or Nicole if you have any questions concerning your outstanding Company equity awards.

* * * * *

Sincerely

John K. Reinhart
President and Chief Executive Officer

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between the Company and Southwestern Energy Company (“Southwestern”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Southwestern will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, that will include the Company’s proxy statement and a prospectus of Southwestern. The Company and Southwestern may also file other documents with the SEC regarding the Transaction. The definitive proxy statement/prospectus will be sent to the stockholders of the Company. This document is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that the Company and Southwestern may file with the SEC or send to stockholders of the Company in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SOUTHWESTERN ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Company and Southwestern through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free

[Name 1] [Name 2]

August 19, 2020

of charge on the Company’s website at ir.montageresources.com under the heading “SEC Filings” or by requesting them by mail at Investor Relations, 122 W. John Carpenter Fwy, Suite 300, Irving, TX 75039, or by telephone at (469) 444-1736. Copies of documents filed with the SEC by Southwestern will be made available free of charge on Southwestern’s website at www.swn.com or by requesting them by mail at Investor Relations, 10000 Energy Drive, Spring, Texas 77389, or by telephone at (832) 796-4068.

Participants in the Solicitation

The Company, Southwestern and certain of their respective directors, executive officers and certain other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the stockholders of the Company in connection with the proposed Merger. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of the Company in connection with the proposed Merger, which may be different than those of the Company’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. Stockholders can find information about the Company and its directors and executive officers and their ownership of the Company’s common stock in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 10, 2020, and the proxy statement for the Company’s 2020 Annual Meeting of Stockholders filed with the SEC on April 28, 2020, and additional information about the ownership of the Company’s common stock by its directors and executive officers is included in their Forms 3, 4 and 5 filed with the SEC. Information about the Southwestern’s directors and executive officers is available in Southwestern’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on February 27, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 9, 2020.

Forward-Looking Statements

Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact, including statements containing the words “will,” “plan,” “would,” “should,” “could,” “endeavor,” “believe,” “anticipate,” “intend,” “seek,” “estimate,” “expect,” “project,” “future,” “strategy,” “potential,” “continue,” “budget,” “forecast,” “assume” and other words and terms of similar meaning, or the negative of these terms, are statements that could be deemed forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the

[Name 1] [Name 2]

August 19, 2020

merger agreement, the possibility that stockholders of the Company may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company’s common stock or Southwestern’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of the Company and Southwestern to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2019, filed with the SEC on March 10, 2020, under the heading “Item 1A. Risk Factors,” and in subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The forward-looking statements represent the Company’s views as of the date on which such statements were made and the Company undertakes no obligation to publicly update such forward-looking statements.